NEWS RELEASE 07-13	March 27, 2007

FRONTEER REPORTS FISCAL 2006 RESULTS

Fronteer Development Group Inc. (the “Company”) (TSX:FRG)(AMEX:FRG) reports its financial and operating results for the year ending December 31, 2006. Details of the Company’s financial results are described in the audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2006. Further details on each of the Company’s projects and activities can be found on the Company’s website: http://www.fronteergroup.com and on SEDAR at http://www.sedar.com. All amounts are presented in Canadian dollars unless otherwise stated. The Company will be hosting its annual general meeting on May 2 in Toronto, Ontario.

Overview

The Company is an international mineral exploration and development company, focused on exploring and developing gold, copper and uranium properties, in northwestern Turkey, Canada and Mexico.

The Company currently owns 47.02% of Aurora Energy Resources Inc. (“Aurora”) a company focused on exploring and developing uranium properties in Newfoundland and Labrador, Canada, which is listed on the Toronto Stock Exchange under the symbol “AXU”. The Company accounts for its investment in Aurora as an equity investment.

During 2006, the Company was notified from Teck Cominco Limited that its Turkish subsidiary (“TCAM”) would be exercising its earn-back right to acquire a 60% interest in six of the Company’s properties in northwestern Turkey, called the Agi Dagi, Kirazli, Halilaga, Pirentepe, TV Tower and Dedidagi properties. TCAM is now operator on all six of the projects. TCAM’s decision frees up the Company’s technical staff in Turkey to focus on identifying other projects for acquisition in the region.

Exploration Projects

Cash and non-cash exploration and acquisition expenditures for the year ended December 31, 2006 and 2005 totalled $4,266,412 and $7,467,380 in Turkey, $1,267,475 and $864,308 in Mexico and $2,624,285 and $209,434 in the Yukon, Canada, respectively.

Investments

During the year, the Company acquired an additional 956,938 common shares of Aurora at a cost of $10,000,002, increasing its total number of shares owned to 30,947,336. Aurora has quickly emerged as a valuable asset for the Company with one of the largest undeveloped uranium projects in Canada. At December 31, 2006, the Company’s investment in Aurora had a fair market value in excess of $419,000,000.

During 2006, the Company purchased 5,310,000 units of securities ("Units") of Latin American Minerals Inc. (“LAT”), a company listed on the Toronto Venture Exchange, at a cost of $0.25 per Unit. Each Unit consisted of one common share of LAT and one half of a common share purchase warrant. Each whole warrant allows the Company to acquire one additional common share of LAT at a price of $0.35 for a period of one year from closing. On a fully diluted basis, the Company owned approximately 20% of LAT. Subsequent to year-end, the Company acquired a further 900,000 common shares of LAT at a price of $0.45 per share. The acquisition of the Units and shares was made to allow the Company to gain a strategic foothold into a highly prospective area of Argentina. At its discretion, the Company may choose to increase or dispose of its investment in LAT.

Operations
Selected Financial Data

This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis (“MD&A”) of the financial position and operating results of the company for the twelve months ended December 31, 2006 and 2005 and the audited consolidated financial statements and related notes for the same period.

	Year Ended December 31
	2006	2005
Earnings (loss) for year	$15,011,639	$(5,304,538)
Basic and diluted earnings (loss) per share	$0.27; $0.25	$(0.12); $(0.12)
Cash invested in mineral properties	$6,298,162	$11,091,849
Cash generated by financing activities	$48,003,046	$21,868,043
Cash and cash equivalents	$40,391,913	$16,096,933
Marketable securities (at cost) (1)	$3,536,397	-
Working capital	$43,338,290	$15,538,871
Investment in Aurora (2)	$37,508,155	-
Total assets	$102,311,386	$33,802,467
Shareholders’ equity	$99,364,065	$31,736,769

(1)	– the market value for marketable securities at December 31, 2006, was $4,177,285.
(2)

– the Company accounts for its investment in Aurora using the equity method of accounting. At December 31, 2006, the Company owns 47.2% of Aurora. Total market capitalization of Aurora at December 31, 2006, was approximately $887.5 million.

The Company’s net income for the year ended December 31, 2006, was $15,011,639 or basic earnings per share of $0.27 compared to a net loss of $5,304,538 or loss per share of $0.12 for the year ended December 31, 2005. Contributing to the year over year differences were the recognition of dilution gains on the Company’s investment in Aurora offset by the Company’s share of Aurora’s operating loss, an increase in stock-based compensation expense, wages and benefits costs, accounting and audit, legal, property investigation costs and interest income offset by decreases in investor relations, promotion and advertising costs and write-downs to exploration properties.

In March 2006, the Company successfully listed Aurora on the Toronto Stock Exchange. The resulting dilution reduced the Company’s percentage ownership in Aurora from 56.8% to 50.2% . Subsequent to Aurora’s IPO, the Company’s ownership in Aurora decreased to 47.2% as of December 31, 2006 due to the issuance of additional common shares on exercise of the underwriters’ over-allotment option, an additional private placement and financing in October and the exercise of underwriter warrants and the exercise of employee stock options. The Company realized a dilution gain for the year ended December 31, 2006 of $26,489,773. The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the carrying value of the Company’s investment in Aurora.

Liquidity

At December 31, 2006, the Company had cash on its balance sheet of $40,391,913 and working capital of $43,338,290 as compared to cash of $16,096,933 and working capital of $15,538,871 at December 31, 2005. The change in cash and working capital of $24,294,980 and $27,799,419 respectively is primarily due to the receipt of net proceeds of $48,003,046 from the June 2006 prospectus financing and exercise of stock options and warrants during 2006, offset by cash exploration expenditures of $6,298,162, and an additional $10,000,000 private placement investment in Aurora in October 2006 and cash used in operations of $2,388,335 during the period. Subsequent to December 31, 2006, the Company received $5,241,059 upon the exercise of 1,797,361 warrants and 214,900 stock options.

Subsequent to year-end, the Company closed a short form prospectus offering, selling 4,100,000 common shares at price of $14.75 per share, raising gross proceeds of $60,475,000. The Company will use the majority of proceeds from the Offering to search for additional mineral properties for acquisition or companies holding such properties that may be of interest to the Company.

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. There are currently 9 drill rigs operating in Turkey on three gold projects and one Cu-Au project, and one drill rig operating in Mexico on two gold-silver projects. Fronteer holds a 47.02% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately CDN$940 million. Fronteer has a strong balance sheet with approximately CDN$104 million in cash and marketable securities.

For further information on Fronteer please contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of metals, economic and political instability in Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Annual Information Form and Form 20-F on file with the Canadian Securities Commissions and United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.